September 15, 2005

Mr. Matthew J. Maulbeck

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Crdentia Corp.
Form 10-KSB from the Year Ended December 31, 2004
Filed March 31, 2005
File No.	0-31152

Dear Mr. Maulbeck:

The following are our responses to questions raised in an August 15, 2005 letter concerning our filings:

Form 10-KSB for the Year Ended December 31, 2004

Note 5—Goodwill and Other Intangible Assets, pages F-17—F-19

Comment No. 1

We note your intangible asset impairment of $1,800,000.  With respect to this impairment, please give us a more detailed description of the facts and circumstances that led you to believe that certain intangible assets were impaired, which reporting unit(s) held these impaired intangible assets, and how you came to the conclusion that goodwill and other long lived assets within these reporting unit(s) were not also impaired.

Response No. 1

Subsequent to its allocation of purchase price and recording of goodwill and intangibles, Crdentia experienced a decline in revenue related to the loss of certain customers, including a significant customer relationship.  Also new immigration regulations were implemented by the Federal Government limiting access to foreign nurses.  Management had specifically assigned values to intangibles for customer relationships and international nurse contracts and concluded that it was appropriate to write down these specific intangibles due to changes in circumstances as discussed above.  Although the international nurse contracts and the lost customers were initially elements of the single reporting unit evaluated for goodwill purposes, the overall indication of value ($15 million) exceeded the carrying value ($9.5 million after write down of intangibles of $1.8 million), and management concluded that no further write down of goodwill was required.  Also, no further write-down of amortizable intangibles was necessary after writing down the specific intangibles for the loss of customer related to the New Age Staffing, Inc.

acquisition and for the international nurse contracts related to PSR Nurse Recruiting, Inc. and PSR Nurses Holding Corp.

KPMG was the independent party who performed our annual evaluation of goodwill for the year ended December 31, 2004.  We agreed with their valuation which grouped all of Crdentia’s business into one reporting unit comprised of domestic travel nurses, domestic per diem nurses and a small group of international nurses (largely nurses from the Philippines).  All of Crdentia’s business is grouped into one reporting unit since there is considerable sharing of domestic and international nurses between travel and per diem; travel and per diem to a large extent serve the same hospital customer base; and travel and per diem are managed more as one unit because of the placement of travel nurses in per diem shifts.  KPMG reasonably estimated the fair value of Crdentia’s total equity in this single reporting unit to be approximately $15 million as of the valuation date and the carrying value of the equity was approximately $9.5 million.

Note 13—Long Term Bonus Payable, page F-26

Comment No. 2

Please tell us what service period these bonuses relate to and in which period(s) you have recognized or will recognize the associated expense.  In addition, please explain the terms of the bonuses and tell us whether the amounts are forfeitable under any circumstances.

Response No. 2

A Form 8-K was filed in connection with these bonus payments on January 12, 2004.  Exhibit 10.3 to that filing includes a discussion about the bonus.  As the Exhibit indicates, “The Executive shall be entitled to receive bonus payments on December 31, 2006 in the amount of $540,000 and on January 4, 2007 in the amount of $540,000.  The payment of the bonuses shall not be affected by the termination for any reason (including death or disability) of the Executive’s employment or service to the Company prior to December 31, 2006 or January 4, 2007.”

The bonuses were granted on December 16, 2003, and related to services provided prior to December 16, 2003.  The present value of the bonuses was recorded in the December 31, 2003 financial statements as compensation expense at the Company’s estimated incremental cost of borrowing of 10%.  Interest is being charged to operations until payment in late 2006 and early 2007.

Note 15—Stockholders’ Equity, pages F-31—F-37

Comment No. 3

We note that you recorded approximately $5.8 million in compensation expense upon the return of 1,016,000 shares of your common stock by certain shareholders.  In light of the fact that no consideration was provided to these shareholders, please tell us your basis in GAAP for recording the compensation expense.  We are unclear as to what guidance in APB 25 applies to this situation.

Response No. 3

Effective August 6, 2003, 1,016,000 shares were returned to the Company for cancellation by shareholders who had no direct involvement in the company and were shareholders prior to August 15, 2002.

The shareholders that returned stock were a small group of passive investors in the Company who continued to hold shares in the Company.  These shareholders believed that it was in their best interest to return some of their shares and protect the value of their remaining shares.  Not all shareholders returned shares, and no shares were returned by individuals who were currently employed or consulting with the Company.

Because not all shareholders shared equally in the share forfeiture, the return of shares is similar to a reverse stock split and then a granting of additional shares to the non-participating shareholders.  The granting of this benefit to shareholders who are also employees, consultants or directors of the Company is considered compensation for accounting purposes.  If the company’s objective was to merely reduce the number of outstanding shares, the Company could have completed a reverse stock split.  In this case, employees or consultants to the company received benefits not shared by other shareholders who were required to return their shares without compensation.

The compensation expense was calculated to be the difference between the fair value of the shares held by employees, consultants and directors immediately after the forfeiture less the value of their holdings immediately prior to the forfeiture, and non-cash compensation expense of $5,750,593 was recorded due to the imputed increase in ownership percentage of the Company’s stock held by employees, consultants and directors at the date of return.

ARB 43 Chapter 13B and APB 25 suggest that compensation expense should be recognized for benefits received from employees (or other service providers).  Similar positions are further supported by arguments in Staff Accounting Bulletin Topic 5T which states that it is inappropriate to permit accounting according to the form of the transaction.  In this case, the economic position is that the employee (or other service provider) received economic benefits as a result of Company shareholder actions.  AICPA Interpretation 1 to APB Opinion No. 25 deals with stock plans established by a principal stockholder.  Although this is not directly on point, there were stockholders in this situation who forfeited some of their stock in an attempt to increase or maintain the value of their remaining investment.  The Interpretation concludes that in these situations “Compensation cost should be recognized as an expense of one or more periods in accordance with the provisions of APB Opinion No. 25, paragraphs 12 through 15.”

Form 10-QSB for the Quarter Ended March 31, 2005

Note 13—Subsequent Events, page 22

Comment No. 4

We note your acquisition of Prime Staff LP and Mint Medical Staffing Odessa in May of 2005.  Please tell us whether you evaluated the significance of these acquisitions using the guidance in Item 310(c) (2) of Regulation S-B.

Response No. 4

We did evaluate the significance of these acquisitions using the appropriate guidance.  These two related acquisitions are collectively too small to trigger any audit requirements individually or when aggregated with other acquisitions that we did not audit.

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We appreciate your review of our filings and if you have any questions about our responses, please call me at (972) 850-0780.

Sincerely,

/S/ James J. TerBeest

James J. TerBeest
Chief Financial Officer